GLOBAL corporate compliance

[redacted]

08003248

RECEIVED

2008 JUN 16 A 11:-3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 9, 2008

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Gold Resources

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated May 9, 2008
2. News Release dated May 27, 2008
3. Interim Financial Statements for the period ended March 31, 2008
4. CEO Certification for the period ended March 31, 2008
5. CFO Certification for the period ended March 31, 2008
6. Interim Management's Discussion and Analysis for the period ended March 31, 2008

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

PROCESSED
JUN 18 2008
THOMSON REUTERS

encl

6/17

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

RECEIVED
2008 JUN 16 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q-GOLD OPTIONS ARIZONA BASE METALS PROPERTIES

Fort Frances, Ontario, May 27, 2008
Q-Gold Resources Ltd. (TSX Venture: QAU/ Frankfurt: QX9) announced today that in an "arm's length" transaction with private parties, it has obtained an option to conduct due diligence on three Arizona base metals properties. All three are governed by the U.S. General Mining Act of 1872, amended.

The properties are described as follows:

RAY PROSPECT

Located in the Mineral Creek Mining District (Globe/ Miami area of Southeastern Arizona) of Pinal County, which hosts a string of large copper porphyry deposits extending from Superior to Hayden, Arizona, the optioned property consists of six Federal patents comprising 103 acres on the western slopes of 6,000 foot Scott Mountain in the Dripping Springs Range along the eastern edge of the Ray Ore Body. The Ray copper porphyry deposit has been mined since the 1890's and by mass mining (open pit) methods by Asarco since 1948. It is currently being mined at a rate of 250,000 tons per day or ore, and produced 232.9 million pounds of copper in 2006 (most recently reported annual production), making it Arizona's second largest producing copper mine.

As the optioned patents were held by private ranching interests beginning in 1897 until acquired by the vendors, the ground, although prospective, has not been mined.

TROY PROSPECT

Also located in the Dripping Springs Mountain Range of the Mineral Creek Mining District (Gila County), the Troy prospect consists of eight Federal Patents comprising 148 contiguous acres located approximately 4 miles southeast of the Ray Mine. This property is also a copper porphyry prospect, which has only incurred small-miner, near-surface operations since its discovery in 1900. Based on surface sampling, geochemical and geophysical surveys, and the extensive presence of faulting, breccias and weathered copper sulfide minerals (gossans) on surface, the Troy deposit is a prime exploration target for an underlying copper and possibly copper/ molybdenum porphyry accumulation. Molybdenum is a byproduct in many of Arizona's copper mines.

THE PINAFORE MINE

Located in Western Arizona near Bagdad in the Eureka Mining District of Yavapai County, this property consists of one Federal Patent and nine contiguous U.S. Department of the Interior, Bureau of Land Management Mining claims totaling 206 acres. The Pinafore Mine is a

volcanogenic massive sulfide (VMS) polymetallic deposit containing copper and zinc located on the western fold of a limb on the Bagdad open pit copper and molybdenum mine, Arizona's third largest producing copper mine. During World War II, about 5,000 tons were mined from a 245 foot shaft and several hundred feet of drifts. Drilling in 1992 by Arizona Exploration Inc. (American Barrick, Placer Dome and Homestake) delineated two promising VMS deposits at depth (800 feet) in the Pinafore. A restricted land position at the time precluded their further interest. A subsequent geophysical survey indicated the presence of a synclinal trend to the southwest which may host additional VMS prospects on ground included in Q-Gold's option.

Pursuant the terms of its agreement with the vendors, Q-Gold's due diligence option can be converted into a Purchase Option Agreement, on or before September 1, 2008, to acquire a 100% interest in the properties under the following terms:

(1) Option Term: 5 years
(2) Upon Execution: US$ 66,000 cash payment
(3) Semi-Annual Payments: US$ 25,000 cash
(4) To Purchase 100% Interest: US$ 1,500,000 Cash plus issuance of Q-Gold common shares equal to US$ 1,500,000 in value.

The Purchase Option Agreement is subject to the approval of the TSX Venture Exchange.

Arizona Copper Production

Arizona leads the U.S. in copper production and is in the top five U.S. producers of molybdenum and silver. The value of Arizona copper production in 2007 exceeded US$ 5.5 billion. The ten largest Arizona copper mines produced a total of 1.57 billion pounds of copper in 2006, including the #2 producer, the Ray Mine (Asarco) with 232.9 million pounds and the #3 producer, the Bagdad Mine (Freeport McMoran) with 165.4 million pounds of copper. (Source: "Arizona's Metallic Resources Trends and Opportunities – 2008" Arizona Department of Mines and Mineral Resources, Open File Report 08-26, February 2008, p. 1, Author: Nyal J. Niemuth)

President's Remarks

President and CEO, Bruce Carruthers said, "Q-Gold is indeed fortunate to be able to obtain options, on a very reasonable basis, on two un-mined tracts which are prospective for copper and molybdenum in the heart of Arizona's southeastern porphyry copper belt. These have been in private hands since the late 1800's. The other optioned property, the Pinafore Mine, in the Western Arizona VMS belt, presents an already drill-identified, polymetallic deposit that has expansion potential onto lands also included in the option package.

Labor and political disruptions to Asian and South American copper supplies, rising Asian demands and depleting warehouse stocks of copper provide a positive outlook for Arizona copper production and prices in the next few years. Our due diligence efforts on the new properties are currently in progress," Mr. Carruthers concluded.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the above technical disclosure.

MINE CENTRE, ONTARIO UPDATE

At Mine Centre, Q-Gold is in the process of acquiring the necessary permits to dewater the Foley Gold Mine. The Company has received copies from its environmental engineering consultants, Trow Associates Inc. ("Trow"), of applications for both a Permit to Take Water and a Sewage Works Certificate of Approval, required by the Ontario Ministry of Environment. The applications include Trow's results from mine water toxicity tests, a hydrogeological report, drilling and monitoring of test water wells, a topographic survey of the Foley minesite and preparation of preliminary engineering designs of two-stage settling ponds followed by a polishing pond to insure the water's purity.

Upon receipt of the permits, Q-Gold will construct the ponds and resume rehabilitation and dewatering of the Foley Mine north shaft to the 400 foot level. This will permit access and advanced gold exploration activities in the mine.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines, 7,634 exploratory acres in the Rainy River Greenstone Belt and six historic gold and silver mines near Crown King, Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82 -4937

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

March 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008
(Unaudited - Prepared by Management)

		March 31 2008		December 31 2007
ASSETS				
Current assets				
Cash and term deposits	$	536,973	$	1,093,271
Accounts Receivable		103,587		88,104
Prepaid Expenses		16,864		12,532
Current portion of amounts receivable from directors and officers (Note 3)		85,093		87,296
		742,517		1,281,203
Property Plant and Equipment (Note 5)		118,146		81,260
	$	**860,663**	**$**	**1,362,463**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	120,448	$	130,336
Long-term liabilities				
Automotive Loan (Note 6)	$	37,982	$	-
Total Liabilities	**$**	**158,430**	**$**	**130,336**
Share capital (Issued 44,987,901 shares) (Note 7)		11,985,770		11,944,245
Contributed Surplus (Note 7)		107,374		78,874
Deficit		(11,390,912)		(10,790,992)
		702,232		1,232,127
	$	**860,663**	**$**	**1,362,463**

ON BEHALF OF THE BOARD OF DIRECTORS:

"William F. Mudon"
William F. Mudon, Director

"J. Bruce Carruthers II"
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended March 31	
	2008	2007
REVENUE		
Interest income	$ 10,457	$ 7,238
	10,457	7,238
EXPENSE		
Accounting	$ 3,532	$ -
Amortization	17,294	1,337
Compliance agency fees	10,576	11,605
Arizona Mineral exploration properties (Note 4)	71,334	-
Ontario Mineral exploration properties (Note 4)	384,677	625,707
Insurance	12,762	14,745
Interest	160	42
Legal Fees	19,415	24,634
Management fees (Note 8)	32,335	49,736
Miscellaneous expenses	-	1,000
Office	18,060	18,223
Professional/ Geological services	15,000	9,986
Promotion and investor relations	25,339	28,687
Taxes	8,430	7,633
Travel	7,937	5,929
	626,851	799,266
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(616,395)	(792,028)
OTHER		
Foreign Exchange Gain (Loss)	28,075	34,576
Gain (Loss) on sale of capital assets	(11,600)	-
	16,475	34,576
NET INCOME FOR THE PERIOD	**(599,920)**	**(757,452)**
DEFICIT, BEGINNING OF PERIOD	(10,790,992)	(7,641,193)
DEFICIT, END OF PERIOD	$ (11,390,912)	$ (8,398,645)
NET INCOME (LOSS) PER SHARE	$ (0.01)	$ (0.02)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended March 31 2008	2007
Cash was provided by (used for)		
Operating activities		
Net Income (Loss) for the period	$ (599,920)	$ (757,452)
Adjustments for items not affecting cash		
Amortization of property, plant and equipment	17,294	1,337
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	42,500	305,000
Unrealized foreign exchange gain	9,890	(27,173)
Working capital used by operating activities	**(530,236)**	**(478,288)**
Changes in non-cash operating working capital	(39,592)	8,256
Cash used by Operations	**(569,828)**	**(470,032)**
Investing activities		
Amounts received from related parties (Note 3)	2,203	2,146
Increase in contributed surplus	28,500	-
Purchase of property, plant and equipment (Note 5)	(54,180)	(25,750)
	(23,477)	**(23,604)**
Financing activities		
Debt Financings	37,982	-
Net Proceeds from equity financing(s) (Note 7)	(975)	255,138
	37,007	255,138
Change in cash (Decrease)	(556,298)	(238,498)
Cash, beginning of period	1,093,271	1,806,627
Cash, end of period	$ 536,973	$ 1,568,129

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At March 31, 2008, the Company had accumulated losses amounting to $11,390,912. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Company's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Company's interest in international oil and gas projects, of which it does not have any.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2008 and 2007.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the three month period ended March 31, 2008 were 44,794,494 (2007 – 33,454,690). Diluted weighted average shares for the three month period ended March 31, 2008 were 74,350,375 (2007 – 62,465,581).

Stock options

The Company has adopted the recommendations of the CICA handbook section 3870 with respect to stock-based compensation and stock-based payments. The recommendation requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the income statement and the use of the fair value method for all other types of stock-based compensation plans.

Financial instruments

The Company's financial instruments at March 31, 2008 and December 31, 2007 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue recognition

Interest income is recognized as it is earned.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. Monthly principal and interest payments, which are current as of March 31, 2008, total $750 and $200 respectively. The promissory notes have an interest rate of 3% and were due on March 1, 2008. The Company subsequently extended the terms of the Promissory Notes to March 1, 2009.

4. MINERAL PROPERTIES

In March of 2006, the Company acquired a 100% interest in the "Cousineau Tract" near Mine Centre, Ontario. Pursuant to terms of the acquisition, the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners of the Tract, which consists of 5,840 contiguous acres of prospective gold and base metals mining claims.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

On December 6, 2006, the Company announced that in a cash transaction, it acquired three additional Mine Centre Leasehold Patents containing high-priority exploration targets on lands adjacent to its holdings.

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

On June 19, 2007, the Exchange approved a series of transactions whereby the Company acquired options on 1,638 acres of patented land in the Rainy River area of Ontario, adjacent to the Company's 2,600 acres of staked claims, announced in April of 2007. The Company compensated the private landowners with cash and 102,380 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On July 19, 2007, the Company announced it had acquired an option to acquire 1,000 acres adjoining its Iron Ridge Prospect on the western shore of Bad Vermilion Lake. Under the terms of the option, the property owners received a cash payment and 75,000 common shares of the Company. The Company can exercise the option by making additional cash payments and issuing 100,000 and 125,000 common shares to the owners on the first and second anniversaries, respectively. The owners also will retained a 2% Net Smelter Return.

On July 26, 2007, the Company announced it had acquired options on an additional 3,616 acres of patented land in the Rainy River area of Ontario. The Company compensated the private landowners with cash and 214,728 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On March 26, 2008, the Company announced that it executed a 5-year purchase option agreement to acquire six historic gold and silver mines in Crown King, Arizona. In consideration for this option, the Company made an initial cash payment of US$ 56,000 to the property owners. The Company can exercise the option anytime during the 5-year option period by paying the owners an additional US$ 1,500,000 in cash and issuing US$ 1,500,000 in Q-Gold shares to the owners. Also, pursuant to the option agreement, while the option is in force, the property owners are entitled to receive bi-annual payments of US$ 25,000.

5 PROPERTY, PLANT AND EQUIPMENT

			March 31, 2008	Dec. 31 2007
	Cost $	Accumulated amortization $	Net $	Net $
Automotive	120,599	42,109	78,490	49,862
Office equipment	5,014	2,352	2,662	2,878
Computer equipment	15,242	9,182	6,060	6,551
Field Equipment	42,857	11,923	30,934	21,969
	183,712	**65,566**	**118,146**	**81,260**

6 LOANS PAYABLE

In February 2008, the Company executed a contract whereby it obtained a 36-month, interest free loan to finance the purchase of a 2008 Ford truck for use in exploration and mining operations in Ontario.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2007	44,787,901	11,944,245
Shares Issued during the Period	200,000	42,500
Less Share issue costs	-0-	<975>
Balance as at March 31, 2008	**44,987,901**	**11,985,770**

Pursuant to the terms of an option agreement the Company executed in 2007 (see Note 4), the Company issued 200,000 common shares on March 28, 2008 to a private party.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At March 31, 2008, 3,475,000 options (2007 – 2,570,000) had been granted under the following terms:

Number of Shares	Option price $	Expiry date
230,000	0.25	May 15, 2010
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
125,000	0.24	January 30, 2012
525,000	0.27	February 6, 2012
775,000	0.13	August 27, 2012

8 RELATED PARTY TRANSACTIONS

The Company has entered into compensation agreements with parties related to the Corporation.

During the three months ending March 31, 2008, the Company paid management fees to Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer, J. Bruce Carruthers II is a director, officer and shareholder, totaling $16,569 (2007 - $18,742) and to Eric A. Gavin, Chief Financial Officer of Q-Gold, totaling $15,766 (2007 - $14,994)

Eugene Chen, Corporate Secretary and Director of the Company, is an associate of Fraser Milner Casgrain LLP, a law firm that the Company made payments totaling $44,267 during the three months ending March 31, 2008 (2007 – 46,518). A portion of these fees were debited to Share Issuance Costs.

9 SUBSEQUENT EVENTS

On May 27, 2008, the Company announced that it had acquired a due diligence option in three Arizona base metals properties, two of which are prospective for copper/ molybdenum and one prospective for copper zinc. Pursuant to the terms of the agreement, the Company has until September 1, 2008 to conduct due diligence on the properties, at which time it can convert the due diligence option into a Purchase Option Agreement by paying US$ 66,000.

82-4931

RECEIVED
2008 JUN 15 A 11: 2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources, Ltd., certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Q-Gold Resources Ltd.** (the issuer) for the interim period ending **March 31, 2008.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 30, 2008**

E. A. Gavin

Eric A. Gavin
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4931

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources, Ltd.**, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Q-Gold Resources Ltd.** (the issuer) for the interim period ending **March 31, 2008.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 30, 2008**

J. Bruce Carruthers II
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4931

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2008 DATED MAY 30, 2008

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2008 of Q-Gold Resources Ltd. ("Q-Gold" or the "Company") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Company's Board of Directors prior to release. Under this Instrument, the Company is defined as a "Venture Issuer".

OVERALL PERFORMANCE

The Company is currently exploring for precious and base metals and platinum group elements (PGE's) on 32,585 acres in the historic Gold Camp at Mine Centre, Ontario. In addition to the Mine Centre properties, the Company also owns rights to an additional 7,634 acres in the Rainy River greenstone belt on Northwest Ontario, and options to purchase six historic gold and silver mines near Crown King, Arizona and three base metals properties, also located in Arizona (collectively referred to as the "Mineral Properties"). The Mineral Properties, which include the historical Foley and Golden Star gold mines at Mine Centre, which have remained undeveloped since the 1930's, are all located within the Archean Greenstone Belt of the Superior Province of Northwestern Ontario. Currently the Mineral Properties are only in the exploration stage and the Company has not conducted any development or mining operations on them.

At the Foley Mine, the Company has initiated the permitting process to allow the de-watering of the Mine and hopes to have all requisite permits in place to initiate de-watering during the summer of 2008. Once the mine has been de-watered to the 400' level and safe entry declared by mining engineers, the Company plans to begin inspection and underground exploration activities on upper levels of the 2.5 kilometres of existing drifts in the mine. Production from the mine is not anticipated during 2008.

Other than payments for a geological/ geophysical report from a geologic consultant, no significant exploration expenditures were incurred on the Company's Rainy River properties during the three months ending March 31, 2008.

The optioned properties near Crown King, Arizona, have incurred only minor expenditures related to the acquisition of the option and preparation of a geologic report.

RESULTS OF OPERATIONS

As the Company is currently a mineral exploration company, it did not have any revenues or profits from operations as of the date of this MD&A and does not expect to receive any income from the Mineral Properties in the near future. Results from exploration activities, coupled with the prices of gold, silver and other metals, will materially affect any future development plans for the Mineral Properties.

The Company remains optimistic about the outlook for gold prices and silver through 2008-2009 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Company's eight most recently completed quarters:

	2008	2007				2006		
	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.
Total Revenues	$10,457	$ 11,211	$ 9,098	$ 19,860	$ 7,238	$ 9,116	$ 3,705	$2,114
Income (Loss) before discontinued operations & extraordinary items	(616,395)	(274,072)	(778,895)	(1,260,557)	(792,028)	(335,449)	(371,419)	(620,783)
Income (Loss) per Share	(0.01)	(0.01)	(0.02)	(0.04)	(0.02)	(0.01)	(0.02)	(0.03)
Income (Loss) per diluted share	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)
Net Income (Loss)	(599,920)	(427,779)	(767,694)	(1,196,874)	(757,452)	(357,122)	(348,832)	(644,756)
Net Income (Loss) per Share	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)	(0.03)
Net Income (Loss) per diluted share	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)

FINANCIAL CONDITION

For the three months ending March 31, 2008, Q-Gold reported (prior to extraordinary items) a loss of $616,395 ($0.01 per share) versus a loss of $792,028 ($0.02) in the same period of 2007. During the three months ending March 31, 2008, the Company was active at the Foley Mine in anticipation of obtaining the requisite permits to allow for the de-watering of the Mine later this year through its environmental engineering consultant Trow Associates Inc. of Thunder Bay, Ontario, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Properties, the outlook for both cash flow and profit will be negative. In the near-term, the Company will seek to obtain additional funds via equity financings to continue exploration activities on the Mineral Properties and the Foley Project, as well as general corporate activities (see "Liquidity and Capital Resources", below).

Revenue, as reported in the table above, is derived from interest earned on the Company's cash deposited in various interest earning accounts with financial institutions in Canada.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, the Company had a working capital surplus of $622,069. Since the Company is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain funds for future exploration and development activities on the Mineral Properties via equity or debt financings. Also, the Company is actively seeking partners to jointly explore and develop the Mineral Properties.

ADDITIONAL DISCLOSURES

For the three months ending March 31, 2008, the Company incurred expenditures totaling $456,011 (2007 - $625,707) on the Mineral Properties. General and Administrative Expenditures for the period totaled $170,840 (2007 - $173,559).

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 44,987,901 Common Shares were issued and outstanding and 66,138,708 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A, Of the Company's common shares included in the issued and outstanding total above, 766,525 are in escrow with Computershare Trust Company of Canada and will be released on September 27, 2008.

As of the date of this MD&A, the Company has 3,475,000 stock options outstanding to Directors, Officers, Employees and Consultants of the Company at an option prices ranging from $0.13 to $0.27 per share, with expiry ranging from May 15, 2010 to August 27, 2012. As of the date of this MD&A, there are purchase warrants and Agent's Options outstanding, as a result of completed financings, allowing for the purchase of an additional 17,675,807 common shares of the Company, with exercise prices ranging from $0.16 to $0.35 and expiration dates from December 29, 2008 to November 9, 2009.

RELATED PARTY TRANSACTIONS

As disclosed in Note 3 to the Financial Statements, officers and a director of the Company collectively owe $85,093 to the Company as of March 31, 2008. The Promissory Notes relating to these debts were extended twelve months from their original maturity to March 1, 2009.

Pursuant to the terms of a Management Services Contract, the Company pays monthly management fees of US$ 5,500 to Hexagon Resources, Inc., a private company of which J. Bruce Carruthers II, President, Chief Executive Officer and Director of Q-Gold, is a principal shareholder of (see Note 8 to the Financial Statements).

The Company is entered into a consulting contract with Eric A. Gavin, Chief Financial Officer, whereby Mr. Gavin is paid US$ 5,233 per month (see Note 8 to the Financial Statements).

Eugene Chen, Corporate Secretary and Director of the Company, is an associate with Fraser Milner Casgrain, LLP, a firm that performs legal services to the Company (see Note 8 to the Financial Statements).

As of the date of this MD&A, there are no outstanding fees payable by the Company to any officers or directors.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Company's Mine Centre Properties are all available on SEDAR at www.sedar.com

END